

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 27, 2008

Via U.S. Mail and Facsimile

James E. Braun
Chief Financial Officer
Newpark Resources, Inc.
2700 Research Forest Drive, Suite 100
The Woodlands, Texas 77381

      Re: **Newpark Resources, Inc.**
                  Form 10-K for Fiscal Year Ended December 31, 2007
                  Filed March 7, 2008
                  File No. 1-02960

Dear Mr. Braun:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director

cc: James E. Braun (281-362-6801)